FORM 6-K
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-40394
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Similarweb Ltd.
(Translation of registrant’s name into English)
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33 Yitzhak Rabin Rd.,
Givatayim 5348303, Israel
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ] Form 40-F [ ]

SUPPLEMENTAL PROXY DISCLOSURE

On November 3, 2026, Similarweb Ltd. (the “Company”) issued a supplemental disclosure relating to the Company’s proxy statement, dated October 8, 2026 (the “Proxy Statement”), furnished to the U.S. Securities and Exchange Commission (the “SEC”) as an exhibit to the Company’s Report on Form 6-K on October 8, 2026, in connection with the Company’s Special General Meeting of Shareholders to be held on November 16, 2026 (the “Meeting”). The supplemental disclosure is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The supplemental disclosure does not amend or modify the proposal to be voted on at the Meeting nor the date of the Meeting or its record date, and no action is required by shareholders who have already voted. Proxies already submitted remain valid and will be voted at the Meeting unless properly revoked or changed in the manner described in the Proxy Statement.

This Report on Form 6-K, including Exhibit 99.1 hereto, is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (Registration Nos. 333-256324, 333-264307, 333-270793, 333-277449, 333-285314 and 333-293912).

EXHIBIT INDEX

Exhibit No.	Description
99.1	Supplement to Proxy Statement for the Special General Meeting of Shareholders to be held on November 16, 2026, dated November 3, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Similarweb Ltd.

Date: November 3, 2026	By:	/s/ Ran Vered
Ran Vered Chief Financial Officer